FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2025

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Financial Market Commission and local stock exchanges, informing as Material Information that Socofin S.A., a Banco de Chile subsidiary, has been dissolved, due to Banco de Chile having consolidated 100% ownership of its shares. As a result, as of July 4, 2025 Banco de Chile became its legal successor and continuator.

Santiago, July 04, 2025

Mrs.

Solange Berstein Jáuregui

President

Financial Market Commission

Present

Ref.: Material Information/

Banco de Chile

Of our consideration:

Pursuant to Articles 9 and 10 of Law No. 18,045 on Securities Market, Chapter No. 18-10 of the Restated Regulations for Banks issued by the Financial Market Commission (“CMF”) and General Rule (“NCG”) No. 30 of the CMF, duly authorized for this purpose, I inform you, as Material Information regarding this institution, that:

By public deed dated June 23, 2025, granted before the Notary Public of Santiago, Ms. María Pilar Gutiérrez Rivera, Banco de Chile has acquired the whole of the shares held by Banchile Asesoría Financiera S.A. in Socofin S.A., a subsidiary of Banco de Chile. Pursuant to Article 103, No. 2 of Law No. 18,046, on Corporations, having elapsed an uninterrupted period of more than 10 days, Socofin S.A. has been dissolved, due to Banco de Chile having consolidated 100% of its shares which, as of this date, July 4, 2025, becomes its legal successor and continuator.

Sincerely,

Alfredo Villegas Montes

General Counsel

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 07, 2025

Banco de Chile

/s/ Alfredo Villegas Montes
By:	Alfredo Villegas Montes
General Counsel

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